PROFUSA, INC.

626 Bancroft Way

Suite A

Berkeley, CA 94710

September 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Profusa, Inc.
Registration Statement on Form S-1
File No. 333-289958

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Profusa, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on September 26, 2025, or as soon thereafter as possible on such date.

Very truly yours,

Profusa, Inc.

By:	/s/ Ben C. Hwang, Ph.D.
	Name:	Ben C. Hwang, Ph.D.
	Title:	Chief Executive Officer